Rec'd 6/1/07



07007516

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40905

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lancaster Pollard + Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran

(Name – *if individual, state last, first, middle name*)

PROCESSED
JUN 13 2007
THOMSON FINANCIAL

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 24 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

Lancaster Pollard & Company

(a wholly owned subsidiary of Lancaster Pollard Holdings, Inc.)

Financial Report
with Additional Information
December 31, 2006

Contents



Plante & Moran, PLLC
Suite 600
65 E. State St.
Columbus, OH 43215
Tel: 614.849.3000
Fax: 614.221.3535
plantemoran.com

Independent Auditor's Report

To the Board of Directors
Lancaster Pollard & Company

We have audited the accompanying balance sheet of Lancaster Pollard & Company as of December 31, 2006 and 2005 and the related statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lancaster Pollard & Company at December 31, 2006 and 2005 and the results of its operations, changes in stockholders' equity, and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Plante & Moran, PLLC

Columbus, Ohio
February 9, 2007

Lancaster Pollard & Company

Balance Sheet

	December 31, 2006	December 31, 2005
Assets		
Cash	$ 2,665,823	$ 4,382,116
Receivables:		
Accounts receivable - Trade	77,794	105,320
Due from related parties	58,672	8,556
Investments	402,849	329,012
Property and equipment	353,607	204,562
Prepaid expenses	23,197	3,328
Total assets	**$ 3,581,942**	**$ 5,032,894**
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable	$ 64,904	$ 75,405
Accrued compensation	537,221	236,951
Deferred revenue	72,660	180,126
Customer deposits	165,000	140,000
Accrued liabilities and other:		
Accrued taxes and other	22,587	26,622
Accrued rent	238,273	262,319
Total liabilities	1,100,645	921,423
Stockholders' Equity	2,481,297	4,111,471
Total liabilities and stockholders' equity	**$ 3,581,942**	**$ 5,032,894**

See Notes to Financial Statements.

Lancaster Pollard & Company

Statement of Operations

	Year Ended December 31, 2006	Year Ended December 31, 2005
Revenue		
Financial advisory	$ 2,109,635	$ 638,350
Trading commissions	1,143,607	699,244
Refund of local income taxes	-	147,135
Interest income	85,545	52,590
Remarketing fees	1,223,577	1,137,607
Management fees	563,850	1,007,719
Underwriting fees	2,503,600	1,515,319
Other	309,082	117,705
Total revenue	7,938,896	5,315,669
Expenses		
Employee compensation and benefits	4,004,462	2,693,706
Professional fees	50,064	31,835
Forgiveness of affiliate debt	-	544,474
Occupancy expense	391,221	265,339
Taxes, dues, and licenses	79,500	65,848
Supplies and office expense	170,372	112,525
Travel and entertainment	281,625	217,075
Underwriting and processing expense	52,312	37,767
Advertising	201,519	145,210
Other	102,543	88,841
Total expenses	5,333,618	4,202,620
Net Income	**$ 2,605,278**	**$ 1,113,049**

See Notes to Financial Statements.

Lancaster Pollard & Company

Statement of Stockholders' Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - January 1, 2005	$ 500	$ 39,500	$ 3,318,422	$ 3,358,422
Net income	-	-	1,113,049	1,113,049
Distributions	-	-	(360,000)	(360,000)
Balance - December 31, 2005	500	39,500	4,071,471	4,111,471
Net income	-	-	2,605,278	2,605,278
Distributions	-	-	(4,235,452)	(4,235,452)
Balance - December 31, 2006	**$ 500**	**$ 39,500**	**$ 2,441,297**	**$ 2,481,297**

See Notes to Financial Statements.

Lancaster Pollard & Company

Statement of Cash Flows

	Year Ended	
	December 31, 2006	December 31, 2005
Cash Flows from Operating Activities		
Net income	$ 2,605,278	$ 1,113,049
Adjustments to reconcile net income to net cash from operating activities:		
Depreciation	65,285	35,163
Forgiveness of affiliate debt	-	544,474
Changes in operating assets and liabilities which provided (used) cash:		
Accounts receivable	(22,590)	6,608
Prepaid expenses and other	(38,706)	3,492
Accounts payable	(10,501)	(6,235)
Accrued compensation	300,270	26,968
Deferred revenue	(107,466)	131,950
Customer deposits	25,000	50,500
Accrued taxes and other	(4,035)	(14,727)
Accrued rent	(24,046)	121,451
Net cash provided by operating activities	2,788,489	2,012,693
Cash Flows from Investing Activities		
Purchase of property and equipment	(214,330)	(117,863)
Purchases of mortgage-backed securities	(140,000)	-
Proceeds from mortgage-backed securities	85,000	-
Net cash used in investing activities	(269,330)	(117,863)
Cash Flows from Financing Activities - Distributions paid	(4,235,452)	(360,000)
Net (Decrease) Increase in Cash	(1,716,293)	1,534,830
Cash - Beginning of year	4,382,116	2,847,286
Cash - End of year	**$ 2,665,823**	**$ 4,382,116**

See Notes to Financial Statements.

Note 1 - Nature of Business and Significant Accounting Policies

Nature of Operations - Lancaster Pollard & Company (the "Company") is a wholly owned subsidiary of Lancaster Pollard Holdings, Inc. Upon the formation of Lancaster Pollard Holdings, Inc. in 2006, the former stockholders of the Company exchanged their Lancaster Pollard & Company stock for Lancaster Pollard Holdings, Inc. stock. The formation of Lancaster Pollard Holdings, Inc. did not impact the operations or financial statements of the Company.

The Company is engaged predominantly in the underwriting of taxable and tax-exempt securities, primarily to the health care and senior-living industries. The Company was incorporated in Ohio in 1988 and conducts operations principally in Columbus, Ohio. In addition to Columbus, the Company has offices in Atlanta, Austin, Denver, and Kansas City.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable - Accounts receivable are stated at net invoice amounts. An allowance for doubtful accounts is established based on a specific assessment of all invoices that remain unpaid following normal customer payment periods. All amounts deemed to be uncollectible are charged against the allowance for doubtful accounts in the period that determination is made. An allowance for doubtful accounts was not considered necessary at December 31, 2006 or 2005.

Investments - The Company has marketable securities which are classified as available-for-sale investments. Book value of the marketable securities approximates market value. Investments consist of mutual funds totaling $137,849 and $119,012 and revenue bonds totaling $265,000 and $210,000 at December 31, 2006 and 2005, respectively. A total of $125,000 and $140,000 of the bonds matures in 2007 and 2008, respectively.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is computed using the straight-line method based on estimated useful lives of related assets. Expenditures for maintenance and repairs are charged to expense as incurred, whereas major additions are capitalized.

Recognition of Revenue - Revenue from underwriting and trading commissions is recognized on the bond or note closing date. Revenue from financial advisory services, remarketing fees, and management fees is recognized in the period in which services are provided.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

Advertising - The Company expenses advertising costs as incurred. Development costs are charged to expense the first time an advertisement runs.

Income Taxes - The Company, under the Internal Revenue Code, has elected to be treated as an S Corporation for income tax purposes. Under this election, the stockholders report the taxable income (or loss) and pay any federal income tax (or receive any benefit) personally. Accordingly, no provision for federal income taxes has been recorded by the Company. During 2005, the Company registered in Ohio as a Dealer of Intangibles. As such, Ohio taxes are equity-based and the Company is not subject to local income taxes in municipalities in which it operates. The change in Ohio registration status was made retroactively. Amended prior year local returns were filed, generating refunds reflected in the statement of operations.

Note 2 - Property and Equipment

Major classes of property and equipment are as follows:

	2006	2005	Depreciable Life - Years
Computer equipment and software	$ 280,923	$ 170,896	3-5
Furniture, fixtures, and equipment	355,116	250,813	5-10
Total cost	636,039	421,709	
Accumulated depreciation	(282,432)	(217,147)	
Net property and equipment	$ 353,607	$ 204,562	

Depreciation expense was $65,285 and $35,163 for 2006 and 2005, respectively.

Note 3 - Common Stock

At December 31, 2006 and 2005, the Company had authorized the issuance of 750 shares of no par common stock with a stated value of $5 per share. At December 31, 2006 and 2005, 100 shares were issued and outstanding.

Note 4 - Operating Leases

The Company leases office facilities and vehicles under various operating lease agreements expiring at various dates through December 2015. Lease expense pursuant to these agreements for 2006 and 2005 was $318,783 and $191,111, respectively.

A summary of approximate future minimum lease payments is as follows:

Years Ending December 31		Amount
2007		$ 344,000
2008		302,000
2009		305,000
2010		288,000
2011		293,000
Thereafter		1,080,000
	Total future minimum payments	$ 2,612,000

Note 5 - Related Party Transactions

The Company received $563,850 and $1,007,719 in management fees from companies under common ownership during the years ended December 31, 2006 and 2005, respectively. The management fees are mutually agreed upon on an annual basis and include employee compensation and benefits, occupancy costs, overhead, and other management services provided to the Company.

The Company also received $885,685 and $501,844 in trading desk commissions from a company under common ownership during the years ended December 31, 2006 and 2005, respectively. The trading desk commissions arise when the Company brokers a mortgage arrangement for the related company.

During 2005, the Company determined that management fees, charged in previous years to a company in which the stockholders have an ownership interest, would not be collectible. As such, the Company forgave $544,474 of management fees due from this entity and recorded the expense in the statement of operations.

Note 6 - Employee Benefit Plans

401(k) Plan - The Company maintains a safe harbor 401(k) plan covering all full-time employees who meet certain age and length of service requirements. The Company's contribution to the plan totaled $154,440 and $173,310 for the years ended December 31, 2006 and 2005, respectively.

Note 6 - Employee Benefit Plans (Continued)

Stock Option Plan - Prior to the formation of Lancaster Pollard Holdings, Inc. (as described in Note 1), the Company had a stock option plan. Upon the formation of Lancaster Pollard Holdings, Inc., stock options in the Company were exchanged for stock options in Lancaster Pollard Holdings, Inc. No options for Company stock were exercised during the years ended December 31, 2006 and 2005.

Note 7 - Net Capital Requirements

Lancaster Pollard & Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (15c 3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital (net capital ratio), both as defined, shall not exceed 15 to 1. At December 31, 2006 and 2005, Lancaster Pollard & Company had net capital of $1,834,050 and $3,766,819, respectively, and its aggregate indebtedness to net capital ratio was .60 to 1 and .24 to 1 at December 31, 2006 and 2005, respectively.

Additional Information



Plante & Moran, PLLC
Suite 600
65 E. State St.
Columbus, OH 43215
Tel: 614.849.3000
Fax: 614.221.3535
plantemoran.com

Independent Auditor's Report on
Additional Information Required by Rule 17a-5
of the Securities and Exchange Commission

To the Board of Directors
Lancaster Pollard & Company

We have audited the accompanying financial statements of Lancaster Pollard & Company (a wholly owned subsidiary of Lancaster Pollard Holding, Inc.) as of and for the years ended December 31, 2006 and 2005 and have issued our report thereon dated February 9, 2007. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Plante & Moran, PLLC

February 9, 2007

Lancaster Pollard & Company

Schedule I - Computation of Net Capital Under Rule 15c 3-1 of the Securities and Exchange Commission

	December 31	
	2006	2005
Stockholders' Equity	$ 2,481,297	$ 4,111,471
Deductions - Nonallowable assets		
Accounts receivable - Trade greater than 30 days	77,793	25,267
Accounts receivable - Due from stockholders	58,672	8,556
Property and equipment	353,607	204,562
Haircut on securities	133,978	106,267
Other assets	23,197	-
Net Capital	1,834,050	3,766,819
Minimum Net Capital Requirement	100,000	100,000
Excess Net Capital	**$ 1,734,050**	**$ 3,666,819**
Excess Net Capital 1000%	**$ 1,723,986**	**$ 3,674,676**
Total Aggregate Indebtedness Net of Subordinate Debt	**$ 1,100,645**	**$ 921,423**
Ratio of Aggregate Indebtedness to Net Capital	**.60**	**.24**

Note: There are no differences between audited net capital above and net capital as reported on the FOCUS Report and as reported on Form X-17A-5, Part IIA filed as of February 20, 2007.

Schedule II - Claim for Exemption Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2006 and 2005

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company was in compliance with the conditions of the exemption at December 31, 2006.

Independent Auditor's Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
Lancaster Pollard & Company

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on procedures performed, we believe that Lancaster Pollard & Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report is intended solely for the information and use of the stockholders, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Plante & Moran, PLLC

February 9, 2007

END